Exhibit 99.1

Luxfer Finance Director to Step Down

SALFORD, England--(BUSINESS WIRE)--Luxfer Holdings PLC (Luxfer Group, NYSE: LXFR) announced today that Andy Beaden, the company’s Finance Director, is leaving the company for personal reasons as of October 1, 2017.

Mr. Beaden began his career 20 years ago with British Aluminium, now Luxfer Group. He held a number of increasingly important roles during this time and was appointed Finance Director in 2011.

Mr. Beaden said: “Luxfer has been a major part of my life, and there comes a point when I feel it is right to look for new opportunities. I leave behind a team of able and enthusiastic finance professionals that will serve the company well in the future.”

Alok Maskara, CEO of Luxfer Group, said: “We are grateful for Andy’s long tenure at Luxfer and sincerely thank him for his valuable contributions over the past 20 years. We wish him all the best in his future endeavors.”

The company has initiated a search process to appoint a new chief financial officer and expects to provide an update on the transition within the coming months.

About Luxfer Group

Luxfer Group is a global materials technology group focused on sustained value creation using its broad array of technical know-how and proprietary materials technologies. The company specializes in the design and manufacture of high-performance materials, components and high-pressure gas-containment devices for environmental, healthcare, protection and specialty end-markets. Luxfer customers include both end-users of its products and manufacturers that incorporate Luxfer products into finished goods. For more information, visit www.luxfer.com.

Contact

Dan Stracner, +1 951-341-2375
investor.relations@luxfer.com